

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 18, 2006

Mr. Christopher L. Nagel
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

> **Re:** **The Scotts Miracle-Gro Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Filed December 15, 2005**
> **Response letter dated March 24, 2006**
> **File No. 001-11593**

Dear Mr. Nagel:

We have reviewed your response letter and filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Selected Financial Data, page 23

1. We note your revised disclosure provided in response to prior comment 3. The proposed disclosure does not appear to include all the disclosures suggested in the answer to FAQ #10. Specifically, it does not address the second and third bullets, which suggests disclosing amounts or limits required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant. Please include discussion within your revised disclosure to address these items or explain to us why you do not believe they are necessary.

Notes to Consolidated Financial Statements, page 58

Note 3 - Marketing Agreement, page 63

2.   Your response to previous comment 5 explains that you recorded the contingent consideration to Monsanto as a reduction of revenue in accordance with the guidance provided in EITF 01-9. Issue 6 within EITF 01-9 addresses consideration based on a cumulative level of revenue transactions over a period of time. This seems to be consistent with your disclosure on page 64 which states that "a significant portion of the deferred amount could never have been paid …unless significant earnings targets were exceeded." The guidance in Issue 6 suggests that in such circumstances the vendor should recognize the refund obligation as a reduction of revenue using a systematic and rational allocation over the period in which the refund is earned (e.g. as the earnings targets are met). Given this guidance, please further explain why you recorded all the contingent consideration during 2005, and have not determined a systematic method for allocating it over the period of time the earnings target is met.

Note 16 - Contingencies, page 86

U.S. Horticulture Supply, Inc. (F/K/A E.C. Geiger, Inc.), page 87

3.   Your proposed disclosures provided in response to prior comment 6 explains that if the action is determined adversely to you, the result could have a material adverse effect on your results of operations, financial position and cash flows. As you have determined the matter could be material to you, it appears that you would be able to determine a range of exposure related to the matter. As such, revise your disclosure to include the range of reasonably possible loss, as well as other disclosures suggested in FIN No. 14. If you believe you are not able to estimate a range of reasonably possible loss, explain to us how you were able to determine the action could have a material adverse effect if the claimant has not specified damages in the case.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief